September 9, 2019

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Attn:                    Heather Percival

Amanda Ravitz

Re:                             SmileDirectClub, Inc.

Registration Statement on Form S-1 (File No. 333-233315)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333- 233315) (as amended, the “Registration Statement”), of SmileDirectClub, Inc. (the “Company”), relating to the registration of the Company’s Class A common stock, par value $0.0001 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, we, as representatives of the several underwriters (the “Underwriters”), hereby respectfully request that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on Wednesday, September 11, 2019, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,185 copies of the Preliminary Prospectus of the Registrant, dated September 2, 2019, from September 2, 2019 through the date hereof, to prospective underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

J.P. MORGAN SECURITIES LLC
CITIGROUP GLOBAL MARKETS INC.

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Paul J. Mule
Name: Paul J. Mule
Title: Executive Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Sarah B.R. Bayer
Name: Sarah B.R. Bayer
Title: Managing Director

[Signature Page to Acceleration Request]